April 17, 2025

Charles M. Shaffer
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 34994

       Re: Seacoast Banking Corporation of Florida
           Registration Statement on Form S-4
           Filed April 4, 2025
           File No. 333-286394
Dear Charles M. Shaffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Randolph A. Moore III